Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-255020; 333-255020-01

Relating to Preliminary Prospectus Supplement dated June 17, 2021 to Prospectus dated April 2, 2021

Pricing Term Sheet

June 17, 2021

Sun Communities Operating Limited Partnership

$600,000,000 2.700% Senior Notes due 2031

Fully and Unconditionally Guaranteed by

Sun Communities, Inc.

Issuer:	Sun Communities Operating Limited Partnership

Guarantor:	Sun Communities, Inc., the sole general partner of Sun Communities Operating Limited Partnership

Expected Ratings: (Moody’s / S&P)*	Baa3 / BBB

Security Type:	Senior Notes

Offering Format:	SEC Registered

Trade Date:	June 17, 2021

Settlement Date:	June 28, 2021 (T+7)**

Maturity Date:	July 15, 2031

Aggregate Principal Amount:	$600,000,000

Benchmark Treasury Security:	UST 1.625% due May 15, 2031

Benchmark Treasury Price / Yield:	101-01+ / 1.511%

Spread to Benchmark Treasury:	+ 125 bps

Yield to Maturity:	2.761%

Interest Rate:	2.700% per annum

Public Offering Price:	99.467% of the principal amount

Net Proceeds Before Expenses:	$592,902,000

Optional Redemption:

Redeemable at any time prior to April 15, 2031 in amount equal to the principal amount plus a make whole premium, using a discount rate of T + 20 bps, plus accrued and unpaid interest.

Redeemable at any time on or after April 15, 2031 in amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	January 15 and July 15 of each year, beginning January 15, 2022

CUSIP / ISIN:	866677 AE7 / US866677AE75

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC BofA Securities, Inc. BMO Capital Markets Corp. RBC Capital Markets, LLC

Co-Managers:

Citizens Capital Markets, Inc.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

Regions Securities LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

PNC Capital Markets LLC

Wedbush Securities Inc.

Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

The issuer expects that delivery of the notes will be made against payment therefor on or about June 28, 2021, which will be the seventh business day following the date of this pricing term sheet. This settlement cycle is referred to as “T+7.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof or the next four succeeding business days will be required, by virtue of the fact that the notes initially will settle T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date hereof or the next four succeeding business days should consult their own advisors.

The issuer and the guarantor have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering and the accompanying prospectus and any other documents the issuer or the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the accompanying prospectus if you request them by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-212-834-4533, or BofA Securities, Inc. at 1-800-294-1322.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

2